Filed by Glatfelter Corporation

Pursuant to Rule 425 under the Securities Act of

1933 and Deemed Filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Glatfelter Corporation

Commission File No. 001-03560

Below is a communication made by Glatfelter Corporation on March 8, 2024:

March 8, 2024

Update on the Proposed Berry / Glatfelter Transaction

From Thomas Fahnemann, President & Chief Executive Officer

Dear Colleagues,

It has been a few weeks since we announced the signing of the definitive agreement to combine Glatfelter with Berry’s HHNF business. During this time, both companies have begun the necessary work to plan for a successful integration prior to closing on the proposed transaction. Now is a good opportunity to provide an overview of activities that have occurred in the last several weeks and address questions that have been raised since the announcement (see attached Q&A).

First, I am happy to report that we have formed an integration team, led by Dave Elder, Vice President, Strategic Initiatives & Business Optimization, that includes leaders from across both companies who will be working together to identify individual workstreams and solidify the overall integration plan. This team will be working with speed and intense focus to lay the groundwork to ensure a smooth organizational transition to the new company (“NewCo”) after the anticipated closing, which is likely to occur later this year.

Initial integration activities include determining the organizational structure of NewCo, forming the company’s Board of Directors and the executive management team, and determining NewCo’s name and associated branding elements. Once these foundational components are in place, the team can begin to formalize the remaining operational structure. It is important to realize this work will take time to finalize given NewCo will consist of (45) forty-five sites with over 8,500 employees. In addition to this work, the various functions are underway with planning many workstreams needed to effectively operate NewCo.

Also, in the next several weeks, I will be visiting Glatfelter sites in North America and Europe where I am looking forward to meeting with site leadership and conducting employee town hall meetings to review the proposed transaction and answer questions from the local teams. I am interested in sharing my perspectives about the future of Glatfelter and addressing any employee perspectives that might exist.

Corporate Headquarters 4350 Congress Street, Suite 600 · Charlotte, NC 28209 U.S.A. · Phone +1-866-744-7380 · Fax +1-704-885-2429

www.glatfelter.com

Curt Begle, NewCo’s named CEO, recently visited Glatfelter Headquarters and met with my direct report employees to begin forming a deeper understanding of our company, our culture, and our people. He was very complimentary of our team and excited for the potential that exists by combining our two organizations. Curt is eager to visit Glatfelter sites in the near future to see our operations firsthand and meet our talented workforce. Additional information will be shared as his schedule is finalized.

Finally, as you know, we are still in the early days of integration planning with much work to be completed throughout all parts of the business. As the work advances and the regulatory process continues, we will provide periodic updates to keep you informed of the team’s progress.

In the meantime, it is extremely important that everyone remains focused on working safely while striving to achieve the goals that have been established throughout each team for 2024. Until the proposed transaction closes, Glatfelter will continue to operate as a stand-alone company and we must remain committed to providing the quality products and excellent service our customers expect, without disruption.

As always, I personally want to thank you for your continued support and dedication as we work in parallel to operate Glatfelter’s business while preparing for a smooth transition to NewCo. This is an exciting time for Glatfelter and I am energized by the potential opportunities that lie ahead for the company’s long-term growth.

Regards,

Thomas

Cautionary Statement Concerning Forward-Looking Statements

Statements in this release that are not historical, including statements relating to the expected timing, completion and effects of the proposed transaction between Berry Global Group, Inc., a Delaware corporation (“Berry”), and Glatfelter Corporation, a Pennsylvania corporation (“Glatfelter” or the “Company”), are considered “forward-looking” within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “outlook,” “anticipates” or “looking forward,” or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time may make forward-looking public statements concerning expected future operations and performance and other developments.

Corporate Headquarters 4350 Congress Street, Suite 600 · Charlotte, NC 28209 U.S.A. · Phone +1-866-744-7380 · Fax +1-704-885-2429

www.glatfelter.com

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated or may be delayed; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of the business, operations and activities that constitute the global nonwovens and hygiene films business of Berry (the “HHNF Business”) into Treasure Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of Berry (“Spinco”), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined company is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter’s and Berry’s reports filed with the Securities and Exchange Commission (“SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the registration statements, proxy statement/prospectus and other documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Berry and Glatfelter intend to file relevant materials with the SEC, including a registration statement on Form S-4 by Glatfelter that will contain a proxy statement/prospectus relating to the proposed transaction. In addition, Spinco expects to file a registration statement in connection with its separation from Berry. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about Berry and Glatfelter, as well as Spinco, without charge, at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Berry or Spinco will be made available free of charge on Berry’s investor relations website at www.ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter's investor relations website at www.glatfelter.com/investors.

Corporate Headquarters 4350 Congress Street, Suite 600 · Charlotte, NC 28209 U.S.A. · Phone +1-866-744-7380 · Fax +1-704-885-2429

www.glatfelter.com

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter common stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Security Ownership of Beneficial Owners and Management” in the definitive proxy statement for Berry’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024 (www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm). Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption “Ownership of Company Stock” in the proxy statement for Glatfelter's 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 31, 2023 (www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0000041719/000004171923000012/glt-20230331.htm). In addition, Curt Begle, the current President of Berry’s Health, Hygiene & Specialties Division, will be appointed as Chief Executive Officer of the combined company. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

Corporate Headquarters 4350 Congress Street, Suite 600 · Charlotte, NC 28209 U.S.A. · Phone +1-866-744-7380 · Fax +1-704-885-2429

www.glatfelter.com

Consolidated Employee Q & A Summary1

Q1 – As soon as “NewCo” officially becomes a stand-alone company, is there any contractual agreement based on what the existing manufacturing sites, R&D labs, warehouses, offices, shared service centers, as well as current workforce of Glatfelter will be kept at the levels they are today, at least for an agreed amount of time?	A1 – The proposed transaction is in the early stages of integration planning. Over the next few months, the integration team, comprised of members from both Glatfelter and Berry, will determine the best-fit organization and operating structure. Additional updates will be provided as the work progresses and as appropriate.

Q2 – Under “NewCo”, should we expect current and existing employment conditions of Glatfelter employees to change and standardize to those of Berry’s spin-off? Likewise, will new contracts need to be signed by current employees as soon as the deal has come into effect?

A2 – No decisions have been made as of yet related to Glatfelter’s programs; however, it will be the goal of the integration team to adopt best practices for the combined organization. Also, HR related programs will be part of the Transition Services Agreement that will allow for a smooth transition to any new or revised programs for NewCo. Currently, no decision has been made regarding employment agreements.

Q3 – “NewCo” seems to expand the product portfolio into nonwovens. How does the Gernsbach site fit into that picture?

A3 – The proposed combination of Glatfelter and Berry’s HHNF business provides for an expanded nonwovens portfolio based on several shared applications. Also, the portfolio includes complementary polymer-based and fiber-based products, providing a broad product offering for the industry.  The Composite Fibers segment, along with the Airlaid and Spunlace segments, will be essential to the success of NewCo and its expanded product portfolio given the diversity of products.

Q4 – (a) Are there plans to sell or realign / restructure the Gernsbach site?

A4 – While we are still in the early stages of integration and as part of our normal operating practices, Glatfelter values the contributions of each manufacturing site. It will be important for all sites to remain focused on delivering their individual 2024 budget in the months ahead as we work to position Glatfelter to best contribute to NewCo when the proposed transaction closes.

1 The term "NewCo" used herein refers to the newly combined company to be comprised of the current Glatfelter Corporation and Berry Global Inc.'s HHNF business following the completion of the previously announced merger and other transactions.

(b) What exactly will Berry put into “NewCo” (revenues, headcount, products) and what does that mean for Glatfelter stakeholders (shareholders)?

In terms of NewCo:

•      Proforma revenue is estimated to be approximately $3.6 billion with proforma adjusted EBITDA of approximately $455 million, based on combined results for the last twelve-months period ended, December 2023 for Berry, and September 2023 for Glatfelter.

•      Total headcount for NewCo is expected to be approximately 8,500 employees working in 45 sites.

Q5 – How does the deal with Berry affect my pension?	A5 – There are no changes to an employee’s accrued pension benefit as a result of the proposed transaction.
Q6 – Will this transaction lead to a new employee protection plan?	A6 – Currently, no decisions have been made regarding any prospective changes to NewCo programs.
Q7 – What will happen to Thomas Fahnemann?

A7 – Thomas will remain in his role as CEO for Glatfelter where he will continue to provide the leadership for Glatfelter’s business until the proposed transaction closes. Curt Begle has been named as the new CEO of NewCo. Thomas and Curt are working to ensure a smooth transition when the proposed transaction closes.

Q8 – What about the future of Project Phoenix?	A8 – The Phoenix project remains relevant to Glatfelter and NewCo. As with all innovation initiatives, it is extremely important to stay focused on project objectives and driving anticipated benefits.
Q9 – Why did Glatfelter opt for this deal?

A9 – As Thomas communicated on the day of the announcement, this proposed transaction provides several meaningful strategic benefits for Glatfelter:

•     A strong foundation for growth, including by increasing the equity value of the overall enterprise, while also enhancing Glatfelter’s credit profile with customers and suppliers.

•     Deleverages Glatfelter’s balance sheet

•     Improves Glatfelter’s leverage profile to a proforma net leverage of 4x

•     We are excited about the prospects of joining forces with Berry HHNF to leverage our combined talent, technologies, scale and footprint to deliver a range of complementary products and solutions for our customers.

Q10 – Why did Berry Global choose Glatfelter for this acquisition? What is the objective?

A10 – Glatfelter may not speak on behalf of Berry regarding their rationale for the proposed transaction however, in the coming months, Glatfelter employees will have the opportunity to meet Curt Begle and over time, he will share additional details about Berry’s business.

Q11 – There is currently a profit transfer agreement between the German sites and Gernsbach. Will this remain in place in the new structure?	A11 – No decisions have been made as of yet; however, the Glatfelter legal entities and related structures will be reviewed as part of the proposed transaction. Additional details will be shared when appropriate.
Q12 – Will the individual sites remain independent companies (currently GmbH) or will this change?

A12 - No decisions have been made as of yet; however, the Glatfelter legal entities and related structures will be reviewed as part of the proposed transaction. Additional details will be shared when appropriate.

Q13 – Are there any plans (or could this be considered) for the company to allow employees to enter into a share save scheme in the company?

For example, an employee could put in up to £100 a month and the company would match up to £35 of that each month. This would give employees more pride in the business and boost moral as they become investors in the company.

A13 - No decisions have been made as of yet; however, all Glatfelter programs will be reviewed as part of the integration. This will include existing programs and any potential new programs.
Q14 – How does the announcement affect day-to-day responsibilities?

A14 – The proposed transaction is expected to close in the second half of 2024. Until then, Glatfelter will continue to operate as an independent company. It is important that everyone remains focused on working safely, staying engaged, and providing customers with the high-level of quality and customer service that they expect from Glatfelter.

Q15 – Where will “NewCo” be headquartered? Will I need to relocate?	A15 – No decision has been made currently regarding NewCo’s headquarters; however, the business will maintain a presence in Charlotte.
Q16 – Will my pay, benefits, or employment change?	A16 – There are no planned changes to Glatfelter’s pay or benefits at this time. All Glatfelter programs will be reviewed as part of the integration process along with Berry’s programs.
Q17 – I own Glatfelter stock. What will happen to this after the deal closes?	A17 – Glatfelter stock will continue to exist after the proposed transaction is closed.
Q18 – Can I communicate with Berry employees?

A18 – It is extremely important for employees to not reach out to individual Berry employees unless otherwise instructed to do so by your respective senior executive leader. Similarly, if a Berry employee initiates communications, please inform your senior executive leader or Human Resources representative.

Q19 – What should I do if I am contacted by the media / press?	A19– All media/press inquiries must be forwarded to Eileen Beck eileen.beck@glatfelter or Kim Shoff Kimberly.shoff@glatfelter.com in accordance with our policy.